EXHIBIT 13.2

Condensed Consolidated Statement of Income

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of Canadian dollars except per share amounts)	2012	2011	2012	2011

Revenues
Natural Gas Pipelines	1,034	1,009	2,119	2,071
Oil Pipelines	251	211	510	346
Energy	521	577	1,088	1,248
	1,806	1,797	3,717	3,665

Income from Equity Investments	65	80	125	201

Operating and Other Expenses
Plant operating costs and other	727	647	1,434	1,256
Commodity purchases resold	167	157	346	395
Depreciation and amortization	346	330	690	650
	1,240	1,134	2,470	2,301

Financial Charges/(Income)
Interest expense	239	235	481	446
Interest income and other	(5)	(25)	(36)	(55)
	234	210	445	391

Income before Income Taxes	397	533	927	1,174

Income Taxes Expense
Current	39	42	95	148
Deferred	46	96	119	170
	85	138	214	318

Net Income	312	395	713	856

Net Income Attributable to Non-Controlling Interests	26	28	61	64
Net Income Attributable to Controlling Interests	286	367	652	792
Preferred Share Dividends	14	14	28	28
Net Income Attributable to Common Shares	272	353	624	764

Net Income per Common Share
Basic and Diluted	$0.39	$0.50	$0.89	$1.09

Dividends Declared per Common Share	$0.44	$0.42	$0.88	$0.84

Weighted Average Number of Common Shares (millions)
Basic	704	702	704	700
Diluted	705	703	705	701

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of Canadian dollars)	2012	2011	2012	2011

Net Income	312	395	713	856
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	114	(38)	7	(154)
Change in fair value of derivative instruments to hedge the net investments in foreign operations(2)	(61)	23	(23)	72
Change in fair value of derivative instruments designated as cash flow hedges(3)	28	(42)	(17)	(95)
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges(4)	27	22	72	70
Reclassification to Net Income of actuarial losses and prior service costs on pension and other post-retirement benefit plans(5)	4	3	14	5
Other Comprehensive (Loss)/Income of Equity Investments(6)	(3)	(2)	2	-
Other Comprehensive Income/(Loss)	109	(34)	55	(102)
Comprehensive Income	421	361	768	754

Comprehensive Income Attributable to Non-Controlling Interests	46	25	64	46
Comprehensive Income Attributable to Controlling Interests	375	336	704	708
Preferred Share Dividends	14	14	28	28
Comprehensive Income Attributable to Common Shares	361	322	676	680

(1)	Net of income tax recovery of $30 million and $8 million for the three and six months ended June 30, 2012, respectively (2011 – expense of $11 million and $40 million, respectively).
(2)	Net of income tax recovery of $19 million and $8 million for the three and six months ended June 30, 2012, respectively (2011 – expense of $8 million and $27 million, respectively).
(3)	Net of income tax expense of $15 million and recovery of $19 million for the three and six months ended June 30, 2012, respectively (2011 – recovery of $21 million and $40 million, respectively).
(4)	Net of income tax expense of $20 million and $41 million for the three and six months ended June 30, 2012, respectively (2011 – expense of $12 million and $37 million, respectively).
(5)	Net of income tax expense of $1 million and recovery of $3 million for the three and six months ended June 30, 2012, respectively (2011 – expense of $1 million and $2 million, respectively).
(6)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, gains and losses on derivative instruments designated as cash flow hedges, offset by change in gains and losses on derivative instruments designated as cash flow hedges, net of income tax expense of nil and $1 million for the three and six months ended June 30, 2012, respectively (2011 – nil and expense of $1 million, respectively).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Cash Flows

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of Canadian dollars)	2012	2011	2012	2011

Cash Generated from Operations
Net income	312	395	713	856
Depreciation and amortization	346	330	690	650
Deferred income taxes	46	96	119	170
Income from equity investments	(65)	(80)	(125)	(201)
Distributions received from equity investments	74	91	157	185
Employee future benefits expense in excess of/ (less than) funding	5	1	12	(2)
Other	11	14	34	33
Decrease/(increase) in operating working capital	14	46	(155)	65
Net cash provided by operations	743	893	1,445	1,756

Investing Activities
Capital expenditures	(397)	(487)	(861)	(1,088)
Equity investments	(197)	(121)	(413)	(238)
Deferred amounts and other	79	(1)	42	35
Net cash used in investing activities	(515)	(609)	(1,232)	(1,291)

Financing Activities
Dividends on common and preferred shares	(324)	(198)	(634)	(398)
Distributions paid to non-controlling interests	(35)	(27)	(68)	(54)
Notes payable issued/(repaid), net	635	(545)	589	(411)
Long-term debt issued, net of issue costs	1	519	493	519
Reduction of long-term debt	(222)	(419)	(770)	(740)
Common shares issued	4	4	18	25
Partnership units of subsidiary issued, net of costs	-	321	-	321
Net cash provided by/(used in) financing activities	59	(345)	(372)	(738)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	7	(3)	(5)	(15)

Increase/(Decrease) in Cash and Cash Equivalents	294	(64)	(164)	(288)

Cash and Cash Equivalents
Beginning of period	196	436	654	660

Cash and Cash Equivalents
End of period	490	372	490	372

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Balance Sheet

	(unaudited)	June 30	December 31
	(millions of Canadian dollars)	2012	2011

	ASSETS
	Current Assets
	Cash and cash equivalents	490	654
	Accounts receivable	1,000	1,094
	Inventories	235	248
	Other	1,068	1,114
		2,793	3,110
	Plant, Property and Equipment, net of accumulated depreciation of $16,030 and $15,406, respectively	32,585	32,467
	Equity Investments	5,463	5,077
	Goodwill	3,542	3,534
	Regulatory Assets	1,652	1,684
	Intangibles and Other Assets	1,496	1,466
		47,531	47,338

	LIABILITIES
	Current Liabilities
	Notes payable	2,449	1,863
	Accounts payable	1,995	2,359
	Accrued interest	363	365
	Current portion of long-term debt	589	935
		5,396	5,522
	Regulatory Liabilities	298	297
	Deferred Amounts	893	929
	Deferred Income Tax Liabilities	3,768	3,591
	Long-Term Debt	17,828	17,724
	Junior Subordinated Notes	1,018	1,016
		29,201	29,079
	EQUITY
	Common shares, no par value	12,030	12,011
Issued and outstanding:	June 30, 2012 - 704 million shares
	DDecember 31, 2011 - 704 million shares
	Preferred shares	1,224	1,224
	Additional paid-in capital	380	380
	Retained earnings	4,632	4,628
	Accumulated other comprehensive loss	(1,397)	(1,449)
	Controlling Interests	16,869	16,794
	Non-controlling interests	1,461	1,465
	Equity	18,330	18,259
		47,531	47,338

	Contingencies and Guarantees (Note 8)

	Subsequent Event (Note 9)

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Accumulated Other Comprehensive (Loss)/Income

(unaudited) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2011	(643)	(281)	(525)	(1,449)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	4	-	-	4
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	(23)	-	-	(23)
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	(17)	-	(17)
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	72	-	72
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	14	14
Other Comprehensive (Loss)/Income of Equity Investments (7)	-	(6)	8	2
Balance at June 30, 2012	(662)	(232)	(503)	(1,397)

(unaudited) (millions of Canadian dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Pension and Other Post-retirement Plan Adjustments	Total
Balance at December 31, 2010	(683)	(194)	(366)	(1,243)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(128)	-	-	(128)
Change in fair value of derivative instruments to hedge net investments in foreign operations(2)	72	-	-	72
Change in fair value of derivative instruments designated as cash flow hedges(3)	-	(98)	-	(98)
Reclassification to Net Income of losses on derivative instruments designated as cash flow hedges(4)(5)	-	65	-	65
Reclassification of actuarial losses and prior service costs on pension and other post-retirement benefit plans(6)	-	-	5	5
Other Comprehensive (Loss)/Income of Equity Investments (7)	-	(5)	5	-
Balance at June 30, 2011	(739)	(232)	(356)	(1,327)

(1)	Net of income tax recovery of $8 million and non-controlling interest gains of $3 million for the six months ended June 30, 2012 (2011 – expense of $40 million; loss of $26 million).
(2)	Net of income tax recovery of $8 million for the six months ended June 30, 2012 (2011 – expense of $27 million).
(3)	Net of income tax recovery of $19 million and non-controlling interest losses of nil for the six months ended June 30, 2012 (2011 – recovery of $40 million; gain of $3 million).
(4)	Net of income tax expense of $41 million and non-controlling interest losses of nil for the six months ended June 30, 2012 (2011 – expense of $37 million; gain of $5 million).
(5)
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to Net Income in the next 12 months are estimated to be $166 million ($105 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

(6)	Net of income tax recovery of $3 million for the six months ended June 30, 2012 (2011 – expense of $2 million).
(7)
Primarily related to reclassification to Net Income of actuarial losses on pension and other post-retirement benefit plans, reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges, partially offset by changes in gains and losses on derivative instruments designated as cash flow hedges, net of income tax expense of $1 million for the six months ended June 30, 2012 (2011 – expense of $1 million).

See accompanying notes to the condensed consolidated financial statements.

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Condensed Consolidated Statement of Equity

	Six months ended
(unaudited)	June 30
(millions of Canadian dollars)	2012	2011

Common Shares
Balance at beginning of period	12,011	11,745
Shares issued under dividend reinvestment plan	-	202
Shares issued on exercise of stock options	19	26
Balance at end of period	12,030	11,973

Preferred Shares
Balance at beginning and end of period	1,224	1,224

Additional Paid-In Capital
Balance at beginning of period	380	349
Issuance of stock options, net of exercises	-	1
Dilution gain from TC PipeLines, LP units issued	-	30
Balance at end of period	380	380

Retained Earnings
Balance at beginning of period	4,628	4,273
Net income attributable to controlling interests	652	792
Common share dividends	(620)	(589)
Preferred share dividends	(28)	(28)
Balance at end of period	4,632	4,448

Accumulated Other Comprehensive Loss
Balance at beginning of period	(1,449)	(1,243)
Other comprehensive income/(loss)	52	(84)
Balance at end of period	(1,397)	(1,327)

Equity Attributable to Controlling Interests	16,869	16,698

Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,465	1,157
Net income attributable to non-controlling interest	61	64
Other comprehensive income/(loss) attributable to non-controlling interest	3	(18)
Sale of TC PipeLines, LP units
Proceeds, net of issue costs	-	321
Decrease in TCPL’s ownership	-	(50)
Distributions to non-controlling interests	(68)	(54)
Other	-	(4)
Balance at end of period	1,461	1,416

Total Equity	18,330	18,114

See accompanying notes to the condensed consolidated financial statements.

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Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

These condensed consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared by management in accordance with United States generally accepted accounting principles (U.S. GAAP). Comparative figures, which were previously presented in accordance with Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook (CGAAP), have been adjusted as necessary to be compliant with the Company’s policies under U.S. GAAP.  The amounts adjusted for U.S. GAAP presented in these condensed consolidated financial statements for the three and six months ended June 30, 2011 are the same as those that have been previously reported in the Company’s June 30, 2011 Reconciliation to U.S. GAAP.  The amounts adjusted at December 31, 2011 are the same as those reported in Note 25 of TransCanada’s 2011 audited Consolidated Financial Statements included in TransCanada’s 2011 Annual Report. The accounting policies applied are consistent with those outlined in TransCanada’s 2011 Annual Report, except as described in Note 2, which outlines the Company’s significant accounting policies that have changed upon adoption of U.S. GAAP.  Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TransCanada’s 2011 Annual Report.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect the financial position and results of operations for the respective periods.  These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2011 audited Consolidated Financial Statements included in TransCanada’s 2011 Annual Report.

Earnings for interim periods may not be indicative of results for the fiscal year in the Company’s Natural Gas Pipeline segment due to seasonal fluctuations in short-term throughput volumes on U.S. pipelines.  Earnings for interim periods may also not be indicative of results for the fiscal year in the Company’s Energy segment due to the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company’s investments in electrical power generation plants and non-regulated gas storage facilities.

Use of Estimates and Judgements

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

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2.	Changes in Accounting Policies

Changes to Significant Accounting Policies Upon Adoption of U.S. GAAP

Principles of Consolidation
The condensed consolidated financial statements include the accounts of TransCanada and its subsidiaries. The Company consolidates its interests in entities over which it is able to exercise control. To the extent there are interests owned by other parties, these interests are included in Non-Controlling Interests.  TransCanada uses the equity method of accounting for corporate joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.  TransCanada records its proportionate share of undivided interests in certain assets.

Inventories
Inventories primarily consist of materials and supplies, including spare parts and fuel, and natural gas inventory in storage, and are recorded at the lower of weighted average cost or market.

Income Taxes
The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur except for changes in balances related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.

Employee Benefit and Other Plans
The Company sponsors defined benefit pension plans (DB Plans), defined contribution plans (DC Plans), a Savings Plan and other post-retirement benefit plans. Contributions made by the Company to the DC Plans and Savings Plan are expensed in the period in which contributions are made. The cost of the DB Plans and other post-retirement benefits received by employees is actuarially determined using the projected benefit method pro-rated based on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and expected health care costs.

The DB Plans’ assets are measured at fair value. The expected return on the DB Plans’ assets is determined using market-related values based on a five-year moving average value for all of the DB Plans’ assets. Past service costs are amortized over the expected average remaining service life of the employees. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The Company recognizes the overfunded or underfunded status of its DB Plans as an asset or liability on its Balance Sheet and recognizes changes in that funded status through Other Comprehensive (Loss)/Income (OCI) in the year in which the change occurs.  The excess of net actuarial gains or losses over 10 per cent of the greater of the benefit obligation and the market-related value of the DB Plans’ assets, if any, is amortized out of Accumulated Other Comprehensive (Loss)/Income (AOCI) over the average remaining service period of the active employees.  For certain regulated operations, post-retirement benefit amounts are recoverable through tolls as benefits are funded.  The Company records any unrecognized gains and losses or changes in actuarial assumptions related to these post-retirement benefit plans as either regulatory assets or liabilities.  The regulatory assets or liabilities are amortized on a straight-line basis over the average remaining service life of active employees.  When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

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The Company has medium-term incentive plans, under which payments are made to eligible employees. The expense related to these incentive plans is accounted for on an accrual basis. Under these plans, benefits vest when certain conditions are met, including the employees’ continued employment during a specified period and achievement of specified corporate performance targets.

Long-Term Debt Transaction Costs
The Company records long-term debt transaction costs as deferred assets and amortizes these costs using the effective interest method for all costs except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

Guarantees
Upon issuance, the Company records the fair value of certain guarantees. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to Equity Investments, Plant, Property and Equipment, or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Changes in Accounting Policies for 2012

Fair Value Measurement
Effective January 1, 2012, the Company adopted the Accounting Standards Update (ASU) on fair value measurements as issued by the Financial Accounting Standards Board (FASB).  Adoption of the ASU has resulted in an increase in the qualitative and quantitative disclosures regarding Level III measurements.

Intangibles – Goodwill and Other
Effective January 1, 2012, the Company adopted the ASU on testing goodwill for impairment as issued by the FASB. Adoption of the ASU has resulted in a change in the accounting policy related to testing goodwill for impairment, as the Company is now permitted under U.S. GAAP to first assess qualitative factors affecting the fair value of a reporting unit in comparison to the carrying amount as a basis for determining whether it is required to proceed to the two-step quantitative impairment test.

Future Accounting Changes

Balance Sheet Offsetting/Netting
In December 2011, the FASB issued amended guidance to enhance disclosures that will enable users of the financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity’s financial position. The amendments result in enhanced disclosures by requiring additional information regarding financial instruments and derivative instruments that are either offset in accordance with current U.S. GAAP or subject to an enforceable master netting arrangement.  This guidance is effective for annual periods beginning on or after January 1, 2013.  Adoption of these amendments is expected to result in an increase in disclosure regarding financial instruments which are subject to offsetting as described in this amendment.

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3.	Segmented Information

Three months ended June 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines		Energy		Corporate		Total
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues	1,034	1,009	251	211	521	577	-	-	1,806	1,797
Income from equity investments	37	35	-	-	28	45	-	-	65	80
Plant operating costs and other	(405)	(356)	(75)	(58)	(232)	(218)	(15)	(15)	(727)	(647)
Commodity purchases resold	-	-	-	-	(167)	(157)	-	-	(167)	(157)
Depreciation and amortization	(234)	(229)	(36)	(34)	(72)	(63)	(4)	(4)	(346)	(330)
	432	459	140	119	78	184	(19)	(19)	631	743
Interest expense									(239)	(235)
Interest income and other									5	25
Income before Income Taxes									397	533
Income taxes expense									(85)	(138)
Net Income									312	395
Net Income Attributable to Non-Controlling Interests									(26)	(28)
Net Income Attributable to Controlling Interests									286	367
Preferred Share Dividends									(14)	(14)
Net Income Attributable to Common Shares									272	353

Six months ended June 30 (unaudited)	Natural Gas Pipelines		Oil Pipelines(1)		Energy		Corporate		Total
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues	2,119	2,071	510	346	1,088	1,248	-	-	3,717	3,665
Income from equity investments	83	78	-	-	42	123	-	-	125	201
Plant operating costs and other	(811)	(688)	(161)	(94)	(418)	(435)	(44)	(39)	(1,434)	(1,256)
Commodity purchases resold	-	-	-	-	(346)	(395)	-	-	(346)	(395)
Depreciation and amortization	(466)	(457)	(72)	(57)	(145)	(129)	(7)	(7)	(690)	(650)
	925	1,004	277	195	221	412	(51)	(46)	1,372	1,565
Interest expense									(481)	(446)
Interest income and other									36	55
Income before Income Taxes									927	1,174
Income taxes expense									(214)	(318)
Net Income									713	856
Net Income Attributable to Non-Controlling Interests									(61)	(64)
Net Income Attributable to Controlling Interests									652	792
Preferred Share Dividends									(28)	(28)
Net Income Attributable to Common Shares									624	764

(1)	Commencing in February 2011, TransCanada began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets

(unaudited)
(millions of Canadian dollars)	June 30, 2012	December 31, 2011

Natural Gas Pipelines	23,025	23,161
Oil Pipelines	9,691	9,440
Energy	13,600	13,269
Corporate	1,215	1,468
	47,531	47,338

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4.	Income Taxes

At June 30, 2012, the total unrecognized tax benefit of uncertain tax positions was approximately $54 million (December 31, 2011 - $52 million).  TransCanada recognizes interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the three and six months ended June 30, 2012 is nil and $1 million, respectively, of interest expense and nil for penalties (2011 – reversal of interest expense of $3 million and $2 million, respectively, and nil for penalties).  At June 30, 2012, the Company had $8 million accrued for interest expense and nil accrued for penalties (December 31, 2011 - $7 million accrued for interest expense and nil accrued for penalties).

The effective tax rates for the six-month periods ended June 30, 2012 and 2011 were 23.1 per cent and 27.0 per cent, respectively.  The lower effective tax rate in 2012 was a result of a reduction in the Canadian statutory tax rate, and changes in the proportion of income earned between Canadian and foreign jurisdictions.

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $25 million.  Otherwise, subject to the results of audit examinations by taxation authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

5.	Long-Term Debt

In the three and six months ended June 30, 2012, the Company capitalized interest related to capital projects of $76 million and $150 million, respectively (2011 - $68 million and $165 million, respectively).

In January 2012, TransCanada PipeLine USA Ltd. repaid the remaining principal of US$500 million on its five-year term loan.

In March 2012, TransCanada PipeLines Limited (TCPL) issued US$500 million of 0.875 per cent senior notes due in 2015.

In May 2012, TCPL retired US$200 million of 8.625 per cent senior notes.

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6.	Employee Post-Retirement Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-retirement benefit plans is as follows:

	Three months ended June 30				Six months ended June 30
(unaudited)	Pension Benefit Plans		Other Post- retirement Benefit Plans		Pension Benefit Plans		Other Post- retirement Benefit Plans
(millions of Canadian dollars)	2012	2011	2012	2011	2012	2011	2012	2011

Service cost	17	13	-	1	33	27	1	1
Interest cost	24	22	2	2	47	45	4	4
Expected return on plan assets	(29)	(28)	(1)	(1)	(57)	(56)	(1)	(1)
Amortization of actuarial loss	4	2	1	1	9	5	1	1
Amortization of past service cost	1	1	-	-	1	1	-	-
Amortization of regulatory asset	5	3	-	-	10	7	-	-
Amortization of transitional obligation related to regulated business	-	-	1	1	-	-	1	1
Net Benefit Cost Recognized	22	13	3	4	43	29	6	6

7.	Financial Instruments and Risk Management

Counterparty Credit Risk
TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At June 30, 2012, there were no significant amounts past due or impaired.

At June 30, 2012, the Company had a credit risk concentration of $288 million due from a counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

Net Investment in Self-Sustaining Foreign Operations
The Company hedges its net investment in self-sustaining foreign operations on an after-tax basis with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At June 30, 2012, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $10.4 billion (US$10.2 billion) and a fair value of $13.3 billion (US$13.1 billion). At June 30, 2012, $63 million (December 31, 2011 - $79 million) was included in Other Current Assets, $51 million (December 31, 2011 - $66 million) was included in Intangibles and Other Assets, $13 million (December 31, 2011 - $15 million) was included in Accounts Payable and $57 million (December 31, 2011 - $41 million) was included in Deferred Amounts for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in self-sustaining foreign operations.

SECOND QUARTER REPORT 2012
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Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations
The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

	June 30, 2012		December 31, 2011
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2012 to 2019)(2)	44	US 4,050	93	US 3,850
U.S. dollar forward foreign exchange contracts
(maturing 2012)	-	US 700	(4)	US 725

	44	US 4,750	89	US 4,575

(1)	Fair values equal carrying values.
(2)
Consolidated Net Income in the three and six months ended June 30, 2012 included net realized gains of $7 million and $14 million, respectively (2011 – gains of $7 million and $12 million, respectively) related to the interest component of cross-currency swap settlements.

Non-Derivative Financial Instruments Summary
The carrying and fair values of non-derivative financial instruments were as follows:

	June 30, 2012		December 31, 2011
(unaudited) (millions of dollars)	Carrying Amount(1)	Fair Value(2)	Carrying Amount(1)	Fair Value(2)

Financial Assets
Cash and cash equivalents	490	490	654	654
Accounts receivable and other(3)	1,267	1,319	1,359	1,403
Available-for-sale assets(3)	35	35	23	23
	1,792	1,844	2,036	2,080

Financial Liabilities(4)
Notes payable	2,449	2,449	1,863	1,863
Accounts payable and deferred amounts(5)	1,044	1,044	1,329	1,329
Accrued interest	363	363	365	365
Long-term debt	18,417	23,862	18,659	23,757
Junior subordinated notes	1,018	1,049	1,016	1,027
	23,291	28,767	23,232	28,341

(1)
Recorded at amortized cost, except for US$350 million (December 31, 2011 – US$350 million) of Long-Term Debt that is recorded at fair value.  This debt which is recorded at fair value on a recurring basis is classified in Level II of the fair value category using the income approach based on interest rates from external data service providers.

(2)
The fair value measurement of financial assets and liabilities recorded at amortized cost for which the fair value is not equal to the carrying value would be included in Level II of the fair value hierarchy using the income approach based on interest rates from external data service providers.

(3)
At June 30, 2012, the Condensed Consolidated Balance Sheet included financial assets of $1.0 billion (December 31, 2011 – $1.1 billion) in Accounts Receivable, $40 million (December 31, 2011 – $41 million) in Other Current Assets and $262 million (December 31, 2011 - $247 million) in Intangibles and Other Assets.

(4)
Consolidated Net Income in the three and six months ended June 30, 2012 included a gain of $3 million and a loss of $12 million, respectively (2011 – losses of $2 million and $11 million, respectively) for fair value adjustments related to interest rate swap agreements on US$350 million (2011 – US$350 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(5)
At June 30, 2012, the Condensed Consolidated Balance Sheet included financial liabilities of $919 million (December 31, 2011 – $1,192 million) in Accounts Payable and $125 million (December 31, 2011 - $137 million) in Deferred Amounts.

SECOND QUARTER REPORT 2012
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Derivative Financial Instruments Summary
Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

June 30, 2012
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$224	$150	$1	$18
Liabilities	$(255)	$(187)	$(18)	$(18)
Notional Values
Volumes(3)
Purchases	33,110	109	-	-
Sales	33,374	85	-	-
Canadian dollars	-	-	-	620
U.S. dollars	-	-	US 1,369	US 200
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(12)	$4	$(14)	-
Six months ended June 30, 2012	$(19)	$(10)	$(8)	-

Net realized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(6)	$(5)	$6	-
Six months ended June 30, 2012	$9	$(15)	$15	-

Maturity dates	2012-2016	2012-2016	2012-2013	2013-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$38	-	-	$12
Liabilities	$(242)	$(15)	$(36)	-
Notional Values
Volumes(3)
Purchases	22,279	4	-	-
Sales	9,310	-	-	-
U.S. dollars	-	-	US 42	US 350
Cross-currency	-	-	136/US 100	-

Net realized (losses)/gains in the period(4)
Three months ended June 30, 2012	$(26)	$(8)	-	$2
Six months ended June 30, 2012	$(58)	$(14)	-	$3

Maturity dates	2012-2018	2012-2013	2012-2014	2013-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

SECOND QUARTER REPORT 2012
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(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $12 million and a notional amount of US$350 million. Net realized gains on fair value hedges for the three and six months ended June 30, 2012 were $2 million and $4 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2012, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three and six months ended June 30, 2012, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts have been excluded from the assessment of hedge effectiveness.

2011
(unaudited) (millions of Canadian dollars unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)(3)
Assets	$185	$176	$3	$22
Liabilities	$(192)	$(212)	$(14)	$(22)
Notional Values(3)
Volumes(4)
Purchases	21,905	103	-	-
Sales	21,334	82	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,269	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(5)
Three months ended June 30, 2011	$4	$(9)	$(2)	$1
Six months ended June 30, 2011	$3	$(26)	-	-

Net realized gains/(losses) in the period(5)
Three months ended June 30, 2011	$6	$(15)	$12	-
Six months ended June 30, 2011	$5	$(41)	$33	$1

Maturity dates	2012-2016	2012-2016	2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(6)(7)
Fair Values(2)(3)
Assets	$16	$3	-	$13
Liabilities	$(277)	$(22)	$(38)	$(1)
Notional Values(3)
Volumes(4)
Purchases	17,188	8	-	-
Sales	8,061	-	-	-
U.S. dollars	-	-	US 73	US 600
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(5)
Three months ended June 30, 2011	$(13)	$(5)	-	$(4)
Six months ended June 30, 2011	$(56)	$(8)	-	$(9)

Maturity dates	2012-2017	2012-2013	2012-2014	2012-2015

(1)
All derivative financial instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	As at December 31, 2011.
(4)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(5)
Realized and unrealized gains and losses on derivative financial instruments held for trading used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

SECOND QUARTER REPORT 2012
TRANSCANADA [55

(6)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $13 million and a notional amount of US$350 million at December 31, 2011. Net realized gains on fair value hedges for the three and six months ended June 30, 2011 were $2 million and $4 million, respectively, and were included in Interest Expense. In the three and six months ended June 30, 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(7)
For the three and six months ended June 30, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur. No amounts were excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited) (millions of dollars)	June 30 2012	December 31 2011

Current
Other current assets	343	361
Accounts payable	(510)	(485)

Long term
Intangibles and other assets	214	202
Deferred amounts	(331)	(349)

Derivatives in Cash Flow Hedging Relationships

The components of OCI related to derivatives in cash flow hedging relationships are as follows:

	Cash Flow Hedges
Three months ended June 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	44	(48)	(4)	(14)	4	(1)	-	(3)
Reclassification of gains and (losses) on derivative instruments from AOCI to Net Income (effective portion)	28	(2)	15	24	-	-	4	8
Gains on derivative instruments recognized in earnings (ineffective portion)	7	1	1	1	-	-	-	-

	Cash Flow Hedges
Six months ended June 30 (unaudited)	Power		Natural Gas		Foreign Exchange		Interest
(millions of dollars, pre-tax)	2012	2011	2012	2011	2012	2011	2012	2011

Changes in fair value of derivative instruments recognized in OCI (effective portion)	(22)	(104)	(14)	(25)	1	(7)	-	(3)
Reclassification of gains on derivative instruments from AOCI to Net Income (effective portion)	75	32	28	52	-	-	10	17
Gains and (losses) on derivative instruments recognized in earnings (ineffective portion)	1	-	(1)	(1)	-	-	-	-

SECOND QUARTER REPORT 2012
TRANSCANADA [56

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at June 30, 2012, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $86 million (2011 - $96 million), for which the Company had provided collateral of $23 million (2011 - $5 million) in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on June 30, 2012, the Company would have been required to provide additional collateral of $63 million (2011 - $91 million) to its counterparties.  Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Fair Value Hierarchy

The Company’s assets and liabilities recorded at fair value have been classified into three categories based on the fair value hierarchy.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

In Level II, the fair value of interest rate and foreign exchange derivative assets and liabilities is determined using the income approach.  The fair value of power and gas commodity assets and liabilities is determined using the market approach.  Under both approaches, valuation is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, interest rate swap curves, yield curves, and broker quotes from external data service providers.  Transfers between Level I and Level II would occur when there is a change in market circumstances.  There were no transfers between Level I and Level II in the six months ended June 30, 2012 and 2011.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement.  Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable.  As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.

Long-dated commodity transactions in certain markets where liquidity is low are included in Level III of the fair value hierarchy, as the related commodity prices are not readily observable. Long-term electricity prices are estimated using a third-party modelling tool which takes into account physical operating characteristics of generation facilities in the markets in which the Company operates.  Inputs into the model include market fundamentals such as fuel prices, power supply additions and retirements, power demand, seasonal hydro conditions and transmission constraints.  Long-term North American natural gas prices are based on a view of future natural gas supply and demand, as well as exploration and development costs. Long-term prices are reviewed by management and the Board on a periodic basis. Significant decreases in fuel prices or demand for electricity or natural gas, or increases in the supply of electricity or natural gas would result in a lower fair value measurement of contracts included in Level III.

SECOND QUARTER REPORT 2012
TRANSCANADA [57
The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011	Jun 30 2012	Dec 31 2011
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	30	36	-	-	30	36
Foreign exchange contracts	-	-	114	141	-	-	114	141
Power commodity contracts	-	-	245	201	11	-	256	201
Gas commodity contracts	114	124	32	55	-	-	146	179
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(18)	(23)	-	-	(18)	(23)
Foreign exchange contracts	-	-	(123)	(102)	-	-	(123)	(102)
Power commodity contracts	-	-	(487)	(454)	(4)	(15)	(491)	(469)
Gas commodity contacts	(176)	(208)	(22)	(26)	-	-	(198)	(234)
Non-Derivative Financial Instruments:
Available-for-sale assets	35	23	-	-	-	-	35	23
	(27)	(61)	(229)	(172)	7	(15)	(249)	(248)

The following table presents the net change in the Level III fair value category:

	Derivatives(1)(2)
	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars, pre-tax)	2012	2011	2012	2011

Balance at beginning of period	(11)	(13)	(15)	(8)
New contracts	-	-	-	1
Settlements	(1)	-	(1)	-
Transfers out of Level III(3)	1	-	1	-
Total gains/(losses) included in OCI	18	(17)	22	(23)
Balance at end of period	7	(30)	7	(30)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	For the three and six months ended June 30, 2012, there were no unrealized gains or losses included in Net Income attributable to derivatives that were still held at the reporting date (2011 – nil).
(3)	As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $12 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at June 30, 2012.

8.	Contingencies and Guarantees

TransCanada and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business.  While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.

SECOND QUARTER REPORT 2012
TRANSCANADA [58

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price.  With respect to 2012, TransCanada currently expects spot prices to be less than the floor price for the year, therefore no amounts recorded in revenues in first six months of 2012 are expected to be repaid.

Guarantees

TransCanada and its joint venture partners on Bruce Power, Cameco Corporation and BPC Generation Infrastructure Trust (BPC), have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, a lease agreement and contractor services.  The guarantees have terms ranging from 2018 to perpetuity.  In addition, TransCanada and BPC have each severally guaranteed one-half of certain contingent financial obligations related to an agreement with the Ontario Power Authority to refurbish and restart Bruce A power generation units.  The guarantees have terms ending in 2018 and 2019.  TransCanada’s share of the potential exposure under these Bruce A and Bruce B guarantees was estimated to be $804 million at June 30, 2012.  The fair value of these Bruce Power guarantees at June 30, 2012 is estimated to be $36 million.  The Company’s exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to redelivery of natural gas, power purchase arrangement (PPA) payments and the payment of liabilities.  TransCanada’s share of the potential maximum exposure under these assurances was estimated at June 30, 2012 to range from $155 million to $426 million.  The fair value of these guarantees at June 30, 2012 is estimated to be $69 million, which has been included in Deferred Amounts.  For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

9.	Subsequent Event

On July 20, 2012, TransCanada received the binding arbitration decision regarding the Sundance A PPA force majeure and economic destruction claims.  The arbitration panel determined that the PPA should not be terminated and ordered TransAlta Corporation (TransAlta) to return Units 1 and 2 to service.  The panel also limited TransAlta’s force majeure claim from November 20, 2011 until such time that the units can reasonably be returned to service.

The Company recorded revenues and costs under the PPA from the commencement of the outages in December 2010 to the end of March 2012.  As of March 31, 2012, the Company had recorded $188 million of pre-tax earnings relating to the PPA.  As a result of the arbitration decision, the Company expects to realize $138 million of this amount.  Accordingly, the Company has recognized a pre-tax charge of $50 million to Plant Operating Costs and Other in second quarter 2012.